Exhibit 99.1

STEALTHGAS INC. REPORTS FIRST QUARTER 2017 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, May 25, 2017. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the first quarter ended March 31, 2017.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Operational utilization of 97.3% in Q1 2017 (91.1% in Q1 2016), best performance since the beginning of 2014.

•	Commercial off hire days reduced in Q1 2017 by 55.6% compared to the previous quarter.

•	About 70% of fleet days secured on period charters for the remainder of 2017, with a total of approximately $170 million in contracted revenues.

•	Successful delivery of our first 22,000 cbm semi ref vessel, the Eco Frost on May 22, 2017 and already employed on her first spot voyage.

•	Record revenues of $ 38.1 million, increased compared to Q1 2016 by 4.4%.

•	Close to 6% increase in our average TCE compared to the previous quarter.

•	Adjusted EBITDA of $15.4 million in Q1 2017.

•	Moderate gearing as debt to assets stands at 39% at March 31, 2017 with strong liquidity of $ 50.1 million of cash and cash equivalents

First Quarter 2017 Results:

◾	Revenues for the three months ended March 31, 2017 amounted to $38.1 million, an increase of $1.6 million, or 4.4%, compared to revenues of $36.5 million for the three months ended March 31, 2016, due to increased fleet utilization and a slight increase in market rates.

◾	Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2017 were $3.6 million and $14.9 million respectively, compared to $4.0 million and $14.5 million respectively, for the three months ended March 31, 2016. The $0.4 million decrease in voyage expenses is due to the lower number of vessels operating in the spot market during the first quarter of 2017 compared to the same period of last year. The 2.8% increase in operating expenses compared to the same period of 2016 was due to one of our product tankers coming off bareboat in January 2017. It is noted that product tankers operating costs are significantly higher than that of LPGs thus increasing our average operating cost.

◾	Drydocking costs remained at the same levels for the first quarters of both 2016 and 2017.

◾	Depreciation for the three months ended March 31, 2017, was $9.7 million, a $0.1 million increase from $9.6 million for the same period of last year. Included in the first quarter 2017 results were net losses from interest rate derivative instruments of $0.1 million. Interest paid on interest rate derivative instruments amounted to $0.1 million.

◾	As a result of the above, for the three months ended March 31, 2017, the Company reported a net income of $2.0 million, compared to a net income of $0.6 million for the three months ended March 31, 2016. The weighted average number of shares for the three months ended March 31, 2017 decreased to 39.8 million compared to 40.0 million for the same period of last year. This was, mainly due to the repurchase of 0.7 million shares from January 2016 to April 2016. Earnings per share, basic and diluted, for the three months ended March 31, 2017 amounted to $0.05, compared to earnings per share, basic and diluted, of $0.02 for the same period of last year.

◾	Adjusted net income was $2.0 million or $0.05 per share for the three months ended March 31, 2017 compared to adjusted net income of $0.1 million or $0.00 per share for the same period of last year.

◾	EBITDA for the three months ended March 31, 2017 amounted to $15.4 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

◾	An average of 53.0 vessels were owned by the Company during the three months ended March 31, 2017, compared to 52.8 vessels for the same period of 2016.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A six months’ charter extension for its 2001 built LPG carrier, the Gas Spirit with a national Oil company until October 2017.

•	A one month charter for its 1997 built LPG carrier, the Gas Monarch with an international LPG trader until June 2017.

•	A three months’ charter for its 1996 built LPG carrier, the Gas Evoluzione with an international trading house until August 2017.

•	A five months’ consecutive voyages charter extension for its 1995 built LPG carrier, the Gas Marathon with an international energy trader until December 2017.

•	A nine months’ consecutive voyages charter extension for its 2001 built chartered- in LPG carrier, the Gas Premiership with an international energy trader until December 2017.

•	A ten months’ consecutive voyages charter for its 1992 built LPG carrier, the Gas Moxie with an international energy trader until December 2017.

With these charters, the Company has contracted revenues of approximately $170 million. Total anticipated voyage days of our fleet are about 70% covered for the remainder of 2017 and 27% covered for 2018.

Board Chairman Michael Jolliffe Commented

Our performance during the first quarter of 2017 leaves us cautiously optimistic for the future. Our Company, taking advantage of our well chartered position and the significant reduction in idle days, managed to achieve record revenues and high operational utilization, thus improving on profitability margins.

It must be taken into consideration though, that as is customary, the first quarter is driven mostly by seasonal demand with weaker quarters anticipated to follow. Nevertheless, we believe that the low orderbook of our segment and a further stabilization in oil prices have the potential to reinforce improvements in our market fundamentals.

Our strategy for the periods to follow is to take delivery and integrate in our fleet the remaining 22,000 cbm eco semi ref new vessels, acknowledging that this segment has been facing challenges for quite some time now. But most importantly our commitment towards our Company and our investors is to continue outperforming our peers, leveraging on our solid financial and market leading position in our segment. Over the years we have proven that we do not run our business based on day- to- day stock movements. What we continue to do is focus our business on what drives value creation, which is profitable growth, minimizing risks and delivering strong returns.

Conference Call details:

On May 25, 2017 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 00 1877 280 1254 (US Toll Free Dial In) or 0800 279 5736 (UK Toll Free Dial In).

Access Code: 9220745.

In case of any problems with the above numbers, please dial +1646 254 3367 (US Toll Dial In), +44(0)20 3427 1916 (Standard International Dial In).

Access Code: 9220745.

A telephonic replay of the conference call will be available until May 31, 2017 by dialing +1 347 366 9565 (US Local Dial In), +44 (0)20 3427 0598 (UK Local Dial In).

Access Code: 9220745.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 50 LPG carriers, excluding the two chartered in vessels, with a total capacity of 268,386 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has agreed to acquire a further three LPG carriers with expected deliveries in the period 2017-2018. Giving effect to the delivery of these acquisitions, StealthGas Inc.’s fleet will be composed of 53 owned LPG carriers with a total capacity of 334,386 cubic meters (cbm). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Harry Vafias

Chief Executive Officer

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the first quarters ended March 31, 2016 and March 31, 2017.

FLEET DATA	Q1 2016	Q1 2017
Average number of vessels (1)	52.8	53.0
Period end number of owned vessels in fleet	53	53
Total calendar days for fleet (2)	4,991	4,950
Total voyage days for fleet (3)	4,938	4,893
Fleet utilization (4)	98.9%	98.8%
Total charter days for fleet (5)	3,826	4,238
Total spot market days for fleet (6)	1,112	655
Fleet operational utilization (7)	91.1%	97.3%

1) Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income/(Loss), EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before loss on derivatives excluding net swap interest paid, share based compensation, impairment loss and gain on sale of vessels. EBITDA represents net income before interest and finance costs including net swap interest paid, interest income and other income and depreciation. Adjusted EBITDA represents EBITDA before share based compensation, loss on derivatives, excluding net swap interest paid, impairment loss and gain on sale of vessels. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA and Adjusted net income/(loss), you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results. We also believe that EBITDA represents useful information for investors regarding a company’s ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except number of shares)	Three Months Period Ended March 31st,
	2016	2017
Net Income – Adjusted Net Income
Net income	635,847	2,003,704
Loss on derivatives	218,228	127,131
Less net swap interest paid	(533,855)	(136,375)
Gain on sale of vessel, net	(293,791)	—
Share based compensation	90,726	35,902
Adjusted Net Income	117,155	2,030,362

Net income – EBITDA
Net income	635,847	2,003,704
Plus interest and finance costs incl. net swap interest paid	3,889,835	3,747,868
Less interest income and other income	(122,740)	(77,579)
Plus depreciation	9,639,380	9,704,454
EBITDA	14,042,322	15,378,447

Net income – Adjusted EBITDA
Net income	635,847	2,003,704
Loss on derivatives	218,228	127,131
Gain on sale of vessel, net	(293,791)	—
Share based compensation	90,726	35,902
Plus interest and finance costs	3,355,980	3,611,493
Less interest income and other income	(122,740)	(77,579)
Plus depreciation	9,639,380	9,704,454
Adjusted EBITDA	13,523,630	15,405,105

EPS – Adjusted EPS
Net income	635,847	2,003,704
Adjusted net income	117,155	2,030,362
Weighted average number of shares	40,035,431	39,802,885
EPS – Basic and Diluted	0.02	0.05
Adjusted EPS	0.00	0.05

StealthGas Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except number of shares)

	Three Months Ended March 31,
	2016	2017
Revenues
Revenues	34,024,532	37,052,341
Revenues – related party	2,449,550	1,011,750

Total revenues	36,474,082	38,064,091

Expenses
Voyage expenses	3,516,295	3,087,714
Voyage expenses – related party	459,729	475,133
Charter hire expenses	1,031,374	881,937
Vessels’ operating expenses	13,521,379	14,520,106
Vessels’ operating expenses – related party	1,025,372	401,431
Drydocking costs	677,189	691,745
Management fees – related party	1,792,725	1,809,450
General and administrative expenses	753,796	715,959
Depreciation	9,639,380	9,704,454
Net gain on sale of vessel	(293,791)	—
Other operating costs	—	150,000

Total expenses	32,123,448	32,437,929

Income from operations	4,350,634	5,626,162

Other (expenses)/income
Interest and finance costs	(3,355,980)	(3,611,493)
Loss on derivatives	(218,228)	(127,131)
Interest income and other income	122,740	77,579
Foreign exchange (loss)/gain	(263,319)	38,587

Other expenses, net	(3,714,787)	(3,622,458)

Net income	635,847	2,003,704

Earnings per share
- Basic and diluted	0.02	0.05

Weighted average number of shares
- Basic and diluted	40,035,431	39,802,885

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2016	March 31, 2017
Assets
Current assets
Cash and cash equivalents	64,993,923	50,142,764
Receivables from related party	115,599	115,599
Trade and other receivables	3,918,031	4,376,968
Inventories	2,809,123	3,082,828
Advances and prepayments	1,278,357	1,175,775
Restricted cash	3,363,012	4,636,085

Total current assets	76,478,045	63,530,019

Non current assets
Advances for vessels under construction and acquisitions	55,785,801	72,195,553
Vessels, net	863,699,739	853,995,287
Restricted cash	5,174,710	5,185,425
Deferred finance charges	540,414	1,019,340
Fair value of derivatives	263,635	351,954

Total non current assets	925,464,299	932,747,559

Total assets	1,001,942,344	996,277,578

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	7,890,933	8,622,148
Trade accounts payable	8,728,267	9,844,078
Accrued and other liabilities	5,299,479	5,360,567
Deferred income	4,621,438	4,705,826
Deferred income—related party	232,774	232,774
Current portion of long-term debt	54,593,715	63,212,687

Total current liabilities	81,366,606	91,978,080

Non current liabilities
Fair value of derivatives	364,823	283,192
Customer deposits	2,556,700	2,556,700
Deferred gain on sale and leaseback of vessels	385,127	337,035
Deferred income	1,910	—
Long-term debt	343,291,874	324,946,955

Total non current liabilities	346,600,434	328,123,882

Total liabilities	427,967,040	420,101,962

Commitments and contingencies

Stockholders’ equity
Capital stock	442,850	442,850
Treasury stock	(22,523,528)	(22,523,528)
Additional paid-in capital	501,342,523	501,378,425
Retained earnings	94,688,024	96,691,728
Accumulated other comprehensive income	25,435	186,141

Total stockholders’ equity	573,975,304	576,175,616

Total liabilities and stockholders’ equity	1,001,942,344	996,277,578

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Three Months Ended March 31,
	2016	2017
Cash flows from operating activities
Net income for the period	635,847	2,003,704

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,639,380	9,704,454
Amortization of deferred finance charges	177,283	171,634
Amortization of deferred gain on sale and leaseback of vessels	(48,626)	(48,092)
Share based compensation	90,726	35,902
Change in fair value of derivatives	(315,627)	(9,244)
Gain on sale of vessel	(293,791)	—

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(189,213)	(458,937)
Inventories	228,689	(273,705)
Advances and prepayments	(87,384)	102,582
Increase/(decrease) in
Balances with related parties	1,511,129	731,215
Trade accounts payable	1,901,521	1,024,608
Accrued liabilities	(406,091)	61,088
Deferred income	(263,204)	82,478

Net cash provided by operating activities	12,580,639	13,127,687

Cash flows from investing activities
Vessels’ acquisitions and advances for vessels under construction	(24,046,111)	(16,318,551)
Proceeds from sale of vessels, net	1,114,399	—

Net cash used in investing activities	(22,931,712)	(16,318,551)

Cash flows from financing activities
Stock repurchase	(1,961,319)	—
Deferred finance charges	—	(478,926)
Loan repayments	(18,037,884)	(9,897,581)
Proceeds from long-term debt	15,600,000	—

Net cash used in by financing activities	(4,399,203)	(10,376,507)

Net decrease in cash, cash equivalents and restricted cash	(14,750,276)	(13,567,371)
Cash, cash equivalents and restricted cash at beginning of year	118,665,600	73,531,645

Cash, cash equivalents and restricted cash at end of period	103,915,324	59,964,274

Cash breakdown
Cash and cash equivalents	83,911,419	50,142,764
Restricted cash, current	14,834,626	4,636,085
Restricted cash, non-current	5,169,279	5,185,425

Total cash, cash equivalents and restricted cash in the statements of cash flows	103,915,324	59,964,274